                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                                  Science Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                    Form 40-F
                      -------                           -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                     No    X
                -------                                -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: December 2, 2003           By /s/ Lora Ho
                                    --------------------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer


        TSMC Board of Directors Approves Plans to Expand 300mm Wafer and
                          Advanced Technology Capacity

Hsinchu, Taiwan, December 2, 2003 - Taiwan Semiconductor Manufacturing Company
Ltd. (TSMC or the "Company") (NYSE: TSM) today held a meeting of the Board of Directors, at which the Board approved a capital appropriation in the amount of US$1,427,600,000 for capacity expansion plans to accommodate customers' advanced process technology demands. The appropriation is mainly targeted toward expanding production capacity for the Company's 0.13-micron and 90-nanometer copper processes at its Fab 12 (Phase I) and Fab 14 (Phase I) 300mm production facilities. In addition, part of this appropriation is targeted at increasing the Company's 0.18-micron and 0.15-micron process capacity at some of its eight-inch fabs.

Ms. Lora Ho, TSMC spokesperson, vice president and chief financial officer noted that, the appropriation is not reflective of TSMC's annual capex for 2004. The
Company expects to announce its 2004 capex early next year.

                                     # # #

TSMC Spokesperson:
------------------
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:
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
Mr. J.H. Tzeng                   Mr. Jesse Chou                Ms. Shan-Shan Guo
PR Department Manager, TSMC      PR Manager, TSMC              PR Manager, TSMC
Tel: 886-3-666-5028 (O)          Tel:886-3-666-5029 (O)        Tel:886-3-666-5033(O)
     886-928-882-607(Mobile)         886-932-113-258(Mobile)       886-939-059-246 (Mobile)
Fax: 886-3-567-0121              Fax:03-5670121                Fax:03-5670121
E-mail: jhtzeng@tsmc.com         E-Mail: jhchoua@tsmc.com      Email: ssguo@tsmc.com
        ----------------                 ----------------             --------------